

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2017

Diane Thompson
General Counsel
Bridgepoint Education, Inc.
8620 Spectrum Center Boulevard
San Diego, California 92123

Re: Bridgepoint Education, Inc.
Registration Statement on Form S-3
Filed November 6, 2017
File No. 333-221354

Dear Ms. Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

Division of Corporation Finance
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